SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 30, 2008

Commission File Number 1-14846

AngloGold Ashanti Limited
(Translation of registrant's name into English)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   No X

Enclosure: Press release   **ANGLOGOLD ASHANTI RESULTS FOR THE THIRD QUARTER 2008**



AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485
Corporate Affairs Department: \ 76 Jeppe Street \ Newtown \ 2001 \ South Africa
Tel +27 (0) 11 637 6248 \ Fax +27 (0) 11 637 6399/6400 \ www.AngloGoldAshanti.com

news release

30 October 2008

ANGLOGOLD ASHANTI RESULTS FOR THE THIRD QUARTER 2008

Highlights

- Delivery for the third consecutive quarter on production and cost guidance, with continued reduction in the hedge book.
- Production at 1.265Moz, 1% higher than previous quarter, with Obuasi and Cerro Vanguardia posting substantial improvements.
- Total cash costs at $486/oz – better than guidance but higher than previous quarter due to wage increases, power tariffs, inflation and inventory movements – while costs are expected to reduce to approximately $460/oz in the fourth quarter.
- Continuing safety focus, with lost time injury rate improving 10% and despite four fatalities during the quarter, the fatality rate reduced for the year by 60% against the same period in 2007.
- Uranium production up 7% to 346,000 pounds, with enhanced exposure to the spot market expected in the fourth quarter.
- Hedge book commitments reduced by 580,000oz during the quarter, with the company on track to reduce book to approximately 6.0Moz by year-end.
- Adjusted headline loss of $119m incurred, as a result of accelerated hedge reduction.
- Greenfields exploration projects continue to make solid progress, particularly in Australia and Colombia

Detail

AngloGold Ashanti reported an increase in gold production on 1.265Moz, 1% higher than the previous quarter and in-line with guidance provided in July 2008. Cerro Vanguardia in Argentina and Obuasi in Ghana posted significant improvements against the previous quarter, with gold production increasing 59% and 16% respectively. The South African operations continued to perform steadily, using 92.4% of power supply, while operating at 100% production capacity.

Total cash costs for the quarter at $486/oz, were higher than the prior quarter's $434/oz due to input cost inflation, annual wage increases, higher power tariffs and inventory adjustments, but were within market guidance of $490/oz.

The company also reduced its hedge commitments by 580,000oz during the quarter, with a total hedge reduction year-to-date of almost 5Moz. As a result of the continued accelerated hedge reduction, the company received a price of $644/oz and posted an adjusted headline loss of $119m.

Net debt reduced from $2.7bn at the end of June 2008 to $1.23bn at the end of September 2008. Net debt to EBITDA stood at 1.16 times at the end of the quarter.



In respect of the fourth quarter, the company is expecting gold production of approximately 1.25Moz and total cash costs of approximately $460/oz, based on the following exchange rates assumptions: R8.40/$, A$/$0.80, BRL1.90/$ and Argentinean peso 3.11/$.

Commenting on the quarter, CEO Mark Cutifani said, "We have now delivered on production and cost commitments for three consecutive quarters. In the context of weakening operating currencies across much of our asset base, combined with our continuing hedge reductions, we are well positioned for margin expansion going into 2009".

ENDS

Contacts

South Africa	**Tel:**	**Mobile:**	**E-mail:**
Himesh Persotam (Investor Relations)	+27 (0) 11 637-6647	+27 (0) 82 339 3890	hpersotam@AngloGoldAshanti.com
Alan Fine (Media)	+27 (0) 11 637-6383	+27 (0) 83 250 0757	afine@AngloGoldAshanti.com
Joanne Jones (Media)	+27 (0) 11 637- 6813	+27 (0) 82 896 0306	jjones@AngloGoldAshanti.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                AngloGold Ashanti Limited
Date: October 30, 2008

                                                                By: /s/ L Eatwell_____
                                                                Name: L EATWELL
                                                                Title: Company Secretary